SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No._____)

                           Southern Africa Fund, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

           ----------------------------------------------------------

                                    842157109
                                 (CUSIP Number)

           -----------------------------------------------------------

                                Michael S. Pradko
                               600 Atlantic Avenue
                                Boston, MA 02210
                                 (617) 523-4400

                                    COPY TO:
                         Christopher P. Harvey, Esquire
                                Hale and Dorr LLP
                                 60 State Street
                                Boston, MA 02109
                                 (617) 526-6532

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 November 7, 2002
                       ----------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

        |X|


                                Page 1 of 8 Pages

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 842157109                                            Page 2 of 8 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            President and Fellows of Harvard College
--------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|

                                                                         (b) |_|
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  3.    SEC USE ONLY

--------------------------------------------------------------------------------
  4.    SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      |_|
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Massachusetts
--------------------------------------------------------------------------------
                   7.   SOLE VOTING POWER
    NUMBER OF               1,043,346 shares
     SHARES        -------------------------------------------------------------
  BENEFICIALLY     8.   SHARED VOTING POWER
    OWNED BY                ----
      EACH         -------------------------------------------------------------
    REPORTING      9.   SOLE DISPOSITIVE POWER
     PERSON                 1,043,346 shares
      WITH         -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                            ----
--------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,043,346 Shares
--------------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                |_|
        CERTAIN SHARES*
--------------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            24.1%
--------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON*

            EP
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 8 Pages

                                  SCHEDULE 13D

                           Southern Africa Fund, Inc.

Item 1.     Security and Issuer.

      This statement relates to the shares of common stock, $.01 par value (the "Common Stock"), of The Southern Africa Fund, Inc., a Maryland corporation (the "Fund" or "Issuer"), which has its principal executive offices at c/o Alliance Capital Management L.P., 1345 Avenue of the Americas, New York, NY 10105

Item 2.     Identity and Background.

      This statement is filed by President and Fellows of Harvard College ("Harvard"), a Massachusetts educational corporation. The principal executive offices of Harvard are located at c/o Harvard Management Company, Inc., 600 Atlantic Avenue, Boston, Massachusetts 02210. Harvard's investment activities are carried on from the offices of Harvard Management Company, Inc. at 600 Atlantic Avenue, Boston, Massachusetts 02210.

      Information relating to each of the President, Fellows and Executive Officers of Harvard is contained in Exhibit A attached hereto and incorporated herein by reference. Each of the President, Fellows and executive officers of Harvard is a citizen of the United States of America.

      None of Harvard or, to the best of Harvard's knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Neither Harvard, nor to the best of Harvard's knowledge and belief, any of the persons listed in Exhibit A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

      Beneficial ownership of the Common Stock of the Fund to which this statement relates was acquired by Harvard with Harvard's general funds.

Item 4.     Purpose of Transaction.

      The acquisition of the securities of the Fund was made for the purpose of investment. The reporting persons may acquire additional securities, or dispose of the securities of the Fund from time to time.

      Harvard does not have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4, and Harvard has made its investment in the Fund in the ordinary course of its business and not for the purpose of changing or influencing the control of the Fund. However, Harvard is filing this Schedule 13D at this time insofar as it may make such plans or proposals in the future or take other steps to enhance the value of its investment. Harvard further reserves the


                                Page 3 of 8 Pages
right to increase, decrease or eliminate its investment in the Fund or take any other action relative thereto.

Item 5.     Interest in Securities of the Fund.

      (a), (b) Harvard is the beneficial owner of 1,043,346 shares of Common Stock (approximately 24.1% of the outstanding shares of Common Stock)

      Harvard has sole power to vote and sole power to dispose of such 1,043,346 shares to which this Statement relates.

      (c) Between September 5, 2002 and November 7, 2002, Harvard bought and sold shares of Common Stock of the Fund in open-market transactions on the New York Stock Exchange. The transaction dates, number of shares bought and sold and prices per share during that period are set forth on Exhibit B hereto.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Fund.

      Not applicable.

Item 7.     Material to be Filed as Exhibits.

Exhibit A --      Information concerning the President, Fellows and executive officers of Harvard.

Exhibit B --      Information concerning Harvard's transactions for the period from September 5, 2002 to November 7, 2002.


                                Page 4 of 8 Pages

                                    Signature

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 7, 2002

PRESIDENT AND FELLOWS OF HARVARD COLLEGE


By: /s/ Michael S. Pradko
    ----------------------------------
    Name:  Michael S. Pradko
    Title: Authorized Signatory


                                Page 5 of 8 Pages

EXHIBIT INDEX

                                                                  Page Number In
Exhibit                                                           Sequentially
Number          Description                                       Numbered Copy
-------         -----------                                       --------------

A               Information Concerning the President,                   7
                Fellows and executive officers of Harvard

B               Information Concerning Harvard's Transactions           8
                for the period of September 5, 2002 to
                November 7, 2002


                                Page 6 of 8 Pages

                                    EXHIBIT A

                        Directors and Executive Officers

      The names of the President, Fellows and Executive Officers of Harvard and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o Harvard Management Company, Inc., 600 Atlantic Avenue, Boston, Massachusetts 02210.

          President, Fellows and Executive Officers of Harvard College

Name                          Office/Position
----                          ---------------

Lawrence H. Summers           President

D. Ronald Daniel              Treasurer

Mark Goodheart                Secretary

Hanna H. Gray                 Fellow

Conrad K. Harper              Fellow

James R. Houghton             Fellow

Robert G. Stone, Jr.          Fellow

Richard D. Reischauer         Fellow


                                Page 7 of 8 Pages

                                    EXHIBIT B

         Harvard's Transactions for September 5, 2002 - November 7, 2002

                              Shares of         Shares of
                              Common            Common            Price
Date of Transaction           Stock Bought      Stock Sold        Per Share
-------------------           ------------      ----------        ---------

     09/09/02                    5,300                                8.81
     10/02/02                    2,700                              8.8007
     10/04/02                    1,100                                 8.8
     10/10/02                    1,500                                8.56
     10/11/02                    4,700                              8.7028
     10/17/02                      100                                9.03


                                Page 8 of 8 Pages